Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MARCH 16, 2021 DATE AND TIME: On March 16, 2021 at 9:20 am. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the elected members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: Subject to approval of the General Stockholders’ Meeting and on the grounds of sub item 6.8, X of the Company’s Bylaws, it was resolved on the payment of interest on capital in the amount of R$0.05064 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.043044 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Such payment will be made up to December 31, 2021, with calculation based on the final stockholding position recorded on March 25, 2021. Interest will be recorded as credit to the specific account on March 30, 2021. CLOSING: Once the work was completed, Leila Cristiane Barboza Braga de Melo, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed by all meeting attendees. São Paulo (SP), March 16, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), March 16, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence